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Sep 27 2024
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SEC FILE NUMBER
8-53458

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Western Growers Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6501 Irvine Center Drive Suite 100
(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lorna L Duquette	949-885-2343	lduquette@wga.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Lorna L Duquette, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Western Growers Financial Services, Inc., as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Officer

____
Notary Public

See attached CA Jurat

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on
this 6th day of September, 20 24,
by Lorna Lea Duquette

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________________

ALEC NOEL LEON
Notary Public - California
Orange County
Commission # 2387774
My Comm. Expires Dec 21, 2025

(Seal)

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholder of Western Growers Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Western Growers Financial Services, Inc. (the "Company") as of June 30, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2023.
Century City, California
September 5, 2024

Western Growers Financial Services, Inc.

Statement of Financial Condition
June 30, 2024

Assets

Cash and cash equivalents	$	790,865
Commissions receivable		267,753
Deposit with clearing broker		112,201
Investments, at fair market value		338,980
Due from affiliates		26,904
Prepaid expenses		11,525
Total assets	$	1,548,228

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	13,841
Employee compensation and benefits payable		137,917
Deferred tax liability		6,815
Due to related parties		169,065
Total liabilities		327,638

Commitments and contingencies (Note 11)

Stockholder's equity

Common stock, no par value, 1,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		75,000
Retained earnings		1,135,590
Total stockholder's equity		1,220,590
Total liabilities and stockholder's equity	$	1,548,228

The accompanying notes are an integral part of these financial statements.

Western Growers Financial Services, Inc.

Statement of Income
For the Year Ended June 30, 2024

Revenues	
Commissions	$ 390,238
Management fees	1,474,136
Distribution fees	58,797
Interest income	23,313
Net investment (loss)	47,442
Total revenues	1,993,926
Expenses	
Employee compensation and benefits	974,576
Commission and floor brokerage	92,535
Occupancy	18,345
Taxes, licenses and fees	37,359
Other operating expenses	367,290
Total expenses	1,490,105
Income (loss) before income tax provision	503,821
Income tax provision	151,146
Net income	$ 352,675

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholder's Equity

Western Growers Financial Services, Inc.

For the Year Ended June 30, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2023	$ 10,000	$ 75,000	$ 982,915	$ 1,067,915
Capital distributions			(200,000)	(200,000)
Net income			352,675	352,675
Balance at June 30, 2024	$ 10,000	$ 75,000	$ 1,135,590	$ 1,220,590

The accompanying notes are an integral part of these financial statements.

Western Growers Financial Services, Inc.

Statement of Cash Flows
For the Year Ended June 30, 2024

Cash flows from operating activities:	
Net income	$ 352,675
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:	
Net unrealized gain on investments	(47,442)
(Increase) decrease in assets:	
Deposit with clearing broker	(4,670)
Commissions receivable	(48,727)
Due from affiliates	(3,529)
Prepaid expenses	859
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	4,470
Employee compensation and benefits payable	6,022
Due to related parties	55,538
Net cash and cash equivalents provided by (used in) operating activities	315,196
Cash flows from investing activities	
Cash flows from financing activities	
Capital distributions	(200,000)
Net cash and cash equivalents provided by (used in) financing activities	(200,000)
Net increase (decrease) in cash and cash equivalents	115,196
Cash and cash equivalents at June 30, 2023	675,669
Cash and cash equivalents at June 30,2024	$ 790,865
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ 83,188

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Western Growers Financial Services, Inc. (the "Company") was incorporated on June 21, 2000, in the State of California, as the wholly owned subsidiary of Western Growers Service Corp. (the "Parent"). Western Growers Service Corp. is in turn a wholly owned subsidiary of Western Growers Association ("WGA"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in business as a broker-dealer and state-registered investment adviser that provides several classes of services, including institutional and retail brokerage selling stocks, bonds, mutual funds and providing advisory services. The Company primarily provides services to agricultural organizations which are affiliated with WGA.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company's other business activities are "non-covered" activities under Footnote 74 of the SEC release No. 34-70073. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Basis of Presentation

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 1: ***GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES***

(Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract Balances

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Accounting for Financial Instruments – Credit Losses (Topic 326)*, which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard requires an entity to estimate its lifetime expected credit loss and record an allowance, that when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. This forward-looking expected loss model generally will result in the earlier recognition of allowances for losses. The Company adopted this ASU effective July 1, 2020, with no material impact on its financial statements.

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. The Company had receivables related to contracts with customers of $94,135 as of June 30, 2024. The Company did not have deferred revenue as of June 30, 2024.

The Company takes into consideration the composition of the receivables, current economic conditions, and historical loss experience when determining an estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance.

Commissions receivable are due from broker-dealers and clearing organizations and are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses on these receivables.

Investments

The Company follows the guidance in FASB Accounting Standards Codification ("ASC") 320, *Investments - Debt and Equity Securities*. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Office equipment is evaluated for impairment annually. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. The Company's fixed assets were fully depreciated in prior years.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740 *Income Taxes*. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax law. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by tax authorities. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Management has analyzed the Company's position taken on federal income tax returns for all open tax years and has concluded that no adjustments are required in the Company's financial statements.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. The Cash and Cash Equivalents balance on the Statement of Financial Condition includes $201,519 of money market funds held by the Clearing Broker and could be used to secure customer accounts.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance on June 30, 2024, was $112,201.

Note 4: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of equities and exchange traded products. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. On June 30, 2024, these securities are carried at their fair market value of $338,980. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gain of $47,442.

Note 5: OFFICE EQUIPMENT, NET

Office equipment is recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and fixtures	$ 19,570	5-7
Computer equipment	2,066	5
Total cost of office equipment	21,636	
Less: accumulated depreciation	(21,635)	
Office equipment, net	$ -	

Depreciation expense for the year ended June 30, 2024 was zero.

Note 6: INCOME TAXES

As discussed in Note 1, the Company is a wholly owned subsidiary and is included in the consolidated income tax returns filed by its Parent. Management has evaluated the Company's specific book/tax differences as part of their consolidated group tax provision work and adjustments, if material, deferred taxes will be adjusted on the Company's books accordingly. For the year ended June 30,2024, no material deferred tax adjustments were identified by the Company as part of the consolidated income tax provision with the Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

Note 6: ***INCOME TAXES***

(Continued)

The provision for income tax expense (benefit) is composed of the following:

	Current
Federal	$ 105,803
State	45,343
Total income tax expense (benefit)	$ 151,146

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2024, the IRS has not proposed any adjustment to the Company's tax position.

Note 7: FAIR VALUE MEASUREMENT

The Company follows the guidance in FASB ASC 820 *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Note 7: *FAIR VALUE MEASUREMENT*

(Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2024:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment, at fair market value	$ 338,980	$ 338,980	$ -	$ -
Total	$ 338,980	$ 338,980	$ -	$ -

Investment at fair market value consist of equities and exchange traded products.

Note 8: RELATED PARTY TRANSACTIONS

The Company shares office space with its Parent, WGA, and several other affiliated companies to WGA. The Company pays its own compliance expenses related to its brokerage business and has a written agreement with WGA and its subsidiaries, whereby the Company reimburses WGA and its subsidiaries for the Company's portion of some of its operating expenses, including staff and various operation costs. In management's opinion, such amounts approximate those charges that would have been incurred if contracted with unrelated parties. The company is not subject to ASC 842 due to the short-term exemption.

All receivables and payables to related parties are non-interest bearing and due on demand.

The Company has signed a licensing agreement with WGA, whereby the Company will pay a royalty fee to WGA for, among other things, the goodwill derived from the use of the Western Growers name. The amount of the royalty fee was $54,908 for the year ended June 30, 2024. It is included in Other Operating Expenses in the Statement of Income.

A summary of administrative fees from WGA and its affiliates for the year ended June 30, 2024, is as follows:

	Legal retainer	Legislative monitoring	Royalty	Payroll expense allocations	Non-payroll expense Allocations	IT support	Total
Western Growers Association	$ 12,000	$ 12,000	$ 54,908				$ 78,908
Western Growers Service Corp				$ 139,884	$ 70,056	$ 13,176	223,116
	$ 12,000	$ 12,000	$ 54,908	$ 139,884	$ 70,056	$ 13,176	$ 302,024

Note 8: *RELATED PARTY TRANSACTIONS*

(Continued)

The Company manages investments for several WGA affiliates. During the year ended June 30, 2024, the Company was compensated $849,995 for these services and this amount is included in the Management fee income in the Statement of Income.

Note 9: DEFINED CONTRIBUTION PENSION PLAN

The Company participates with various affiliates in a defined contribution pension plan that covers all employees who have completed one year of service. The Company contributed for each participant an amount equal to 7% of the participant's annual Compensation, 4% of which was profit sharing and 3% of which was in accordance with safe harbor provisions. The Company also provides a 401(k) plan that allows eligible employees to contribute a percentage of their compensation, subject to Internal Revenue Service limitations, of which the Company will match up to 3% of the employee's compensation. For the year ended June 30, 2024, the Company contributed $50,712 into these plans.

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended June 30, 2024, cash balances held in financial institutions were in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 11: COMMITMENTS AND CONTINGENCIES

FASB ASC 460 *Guarantees* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's

Note 11: ***COMMITMENTS AND CONTINGENCIES***

(Continued)

failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees on June 30, 2024, or during the year then ended.

Note 12: REVENUE RECOGNITION

The Company follows the guidance in FASB ASC 606, *Revenue from Contracts with Customers.* Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Commissions

Commissions are generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date or trade execution services based on providing market prices and internal and regulatory guidelines.

Commissions consist of the sale of equity and fixed income securities and unit investment trusts. The Company had commissions receivable of $108,642 at June 30, 2024, which is included in Commissions receivable on the Statement of Financial Condition.

Management Fees

The Company provides investment management services on a daily basis. The Company believes the performance obligation for providing management services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management or a flat fee based on its contractual agreement with the customer. Fees are received either monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. The Company had management fees receivable of $157,653 at June 30, 2024, which is included in Commissions receivable on the Statement of Financial Condition.

Distribution Fees

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized

Note 12: ***REVENUE REGOGNITION***

(Continued)

over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control, including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur. The Company had only de minimis distribution fees receivable at June 30, 2024.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2024, the Company had net capital of $981,036, which was $959,193 in excess of its required net capital of $21,843; and the Company's ratio of aggregate indebtedness ($327,638) to net capital was 0.33 to 1, which is less than the 15 to 1 maximum allowed.

Western Growers Financial Services, Inc.
Schedule I – Net Capital Calculation pursuant to Rule 15c3-1
June 30, 2024

Schedule I

Computation of net capital		
Common stock	$ 10,000	
Additional paid-in capital	75,000	
Retained earnings	1,135,590	
Total stockholder's equity		$ 1,220,590
Less: Non-allowable assets		
Commissions and related party receivable -		
Non-allowable portion	(184,557)	
Prepaid expense	(11,525)	
Total non-allowable assets		(196,082)
Net capital before haircuts		1,024,508
Less: Haircuts on securities		
Haircut on marketable securities	(16,643)	
Haircut on mutual funds	(22,803)	
Haircut on money markets	(4,026)	
Total haircuts on securities		(43,472)
Net Capital		$ 981,036
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 21,843	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(21,843)
Excess net capital		$ 959,193
Ratio of aggregate indebtedness to net capital		0.33:1

There are no material differences between this net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5, Part IIA FOCUS report dated June 30, 2024.

See report of Independent Registered Public Accounting Firm

Schedule II

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities Exchange Act of 1934. In addition, the Company conducts securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

Western Growers Financial Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of June 30, 2024

Schedule III

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities Exchange Act of 1934. In addition, the Company conducts securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company whereby the Company does not take possession of customer funds or securities and therefore is direct business is not subject to the custody provisions of Rule 15c3-3.

See report of Independent Registered Public Accounting Firm

Western Growers Financial Services, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholder of Western Growers Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Western Growers Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Western Growers Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) Western Growers Financial Services, Inc. stated that Western Growers Financial Services, Inc. met the identified exemption provisions throughout the fiscal year ended June 30, 2024 without exception, and (3) Western Growers Financial Services, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the fiscal year ended June 30, 2024. Western Growers Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Western Growers Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
September 5, 2024

WESTERN GROWERS® Financial Services

Western Growers Financial Services, Inc
Exemption Report
For the Year Ended June 30, 2024

Western Growers Financial Services, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Western Growers Financial Services, Inc.

I, Lorna L Duquette, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Lorna L Duquette
Title: Chief Compliance Officer

Western Growers Financial Services, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To The Board of Directors and the Stockholder of Western Growers Financial Services, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Western Growers Financial Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating Western Growers Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Western Growers Financial Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Western Growers Financial Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Western Growers Financial Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
September 5, 2024

Western Growers Financial Services, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2024

		Amount
Total assessment	$	2,548
SIPC-6 general assessment		
Payment made on Januray 01, 2024		(1,338)
SIPC-7 general assessment		
Payment made on July 31, 2024		(1,210)
Total assessment balance		
(overpayment carried forward)	$	-

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

September 5, 2024

To the Board of Directors and Stockholder of
Western Growers Financial Services, Inc.
Irvine, CA

We have audited the financial statements of Western Growers Financial Services, Inc. (The Company) as of and for the year ended June 30, 2024, and have issued our report thereon dated September 05, 2024. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility in Relation to the Financial Statement Audit

As we previously communicated to you in our engagement letter, our responsibility, as described by professional standards, is to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Our audit of the financial statements does not relieve you or management of its respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Compliance with All Ethics Requirements Regarding Independence

The engagement team, others in our firm, as appropriate, and our firm, have complied with all relevant ethical requirements regarding independence.

Significant and Critical Accounting Policies and Practices
Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Western Growers Financial Services, Inc. are included in Note 1 to the financial statements.

Critical Accounting Estimates
Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical accounting estimates affecting the financial statements that were necessary to disclose.

Significant Unusual Transactions
For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Internal Control Issues
During the course of our audit work we encountered no significant control deficiencies in your system of internal control

Related-party Relationships and Transactions
As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted that the Company did have transactions with related parties. Details of those transactions are included in the footnotes to the financial statements.

Quality of the Company's Financial Reporting
Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. During the course of the audit we encountered no instances of inappropriate accounting policies or practices and no indication of any bias in management's judgments about the amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements
Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. If applicable, we have included in the reporting package that accompanies this letter, a schedule summarizing the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Identified or Suspected Fraud
We received no communication or obtained information that indicates fraud may have occurred.

Exceptions to Exemption Provisions Or Compliance with Footnote 74
In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provision or Footnote 74 that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Representations Requested from Management
We have requested and received certain written representations from management as of the audit report date.

Management's Consultations with Other Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Other Significant Matters, Findings or Issues
Our responsibility also includes communication to you other findings or issues, if any, arising from the audit that are, in our professional judgment, significant and relevant to those charged with governance regarding their oversight of the financial reporting process, including matters identified with respect to related party entities. We have no other matters, findings or issues to communicate.

Supplemental Information
Based on the regulatory requirements of SEC Rule 17a-5, the Company presents that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 2701, Auditing Supplemental Information Accompanying Audited Financial Statements. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This communication is intended solely for the use of the Board of Directors and Stockholders of Western Growers Financial Services, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

DCPA

Western Growers Financial Services, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To The Board of Directors and the Stockholder of Western Growers Financial Services, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Western Growers Financial Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating Western Growers Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Western Growers Financial Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Western Growers Financial Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Western Growers Financial Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
September 5, 2024

Western Growers Financial Services, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2024

		Amount
Total assessment	$	2,548
SIPC-6 general assessment		
Payment made on Janurray 01, 2024		(1,338)
SIPC-7 general assessment		
Payment made on July 31, 2024		(1,210)
Total assessment balance		
(overpayment carried forward)	$	-